United  States  Securities  and  Exchange  Commission
                         Washington,  DC  20549

                             SCHEDULE  13G/A

              Under  the  Securities  Exchange  Act  of  1934
                           (Amendment  No.  )

                          PETROCAL  INCORPORATED
                            (Name  of  Issuer)

                             Common  Stock
                    (Title  of  Class  of  Securities)

                                   None
                              (CUSIP  Number)

                             July  31,  2001
  (Date  of  Event  Which  Requires  Filing  of  this  Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule  13d-1(b)
     /    /    Rule  13d-1(c)
     /  x  /    Rule  13d-1(d)

1.        Names  of  Reporting  Persons:   TPG  Capital  Corporation
                                           James  M.  Cassidy  (1)

          (1) James M. Cassidy is the sole officer and director and controlling shareholder of TPG Capital Corporation and deemed to be the beneficial owner of the shares of common stock owned by it.

2.        Check  the  appropriate  box  if  a  member  of a group:    (a)
                                                                      (b)
3.        SEC  use  only

4.        Citizenship  or  place  of  organization

          James  M.  Cassidy                   Natural  person,  citizen
                                               of  the  United  States

          TPG  Capital  Corporation            Delaware  corporation

5-8.
                               Voting  Power                 Dispositive Power
                               Sole             Shared       Sole      Shared


TPG  Capital  Corporation        300,000                      300,000   (1)
James  M.  Cassidy                              300,000                  300,000

  (1) James M. Cassidy is the sole officer and director and controlling shareholder of TPG Capital Corporation.


9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                 Aggregate  amount
                                 Beneficially            Percent
                                 Owned                   of  Class

TPG  Capital  Corporation          300,000                   2.25%   (1)
James  M.  Cassidy                 300,000                   2.25%   (1)

   (1) James M. Cassidy is the sole shareholder and director of TPG Capital Corporation and may be deemed to be the beneficial owner of the common stock held by it.

10.   Check  box  if  aggregate  amount  in  #9  excludes  certain  shares.

                 Not  applicable.

12.       Type  of  reporting  Person

                TPG  Capital  Corporation         CO
                James  M.  Cassidy                IN


----------------------------------------------------------------------

                 Schedule  13G/A                Part  2,  page  1


Item  1(a)      Name  of  Issuer:        Petrocal  Incorporated

     (b)       Address  of  Issuer's  Principal  Executive  Offices:

                                         3039  Avenida  de  Los  Arboles
                                         Thousand  Oaks,  California  91362

Item  2(a)     Name  of  Person  Filing: James  M.  Cassidy

     (b)      Address  of  Principal  Business  or,
              if  none,  Residence:       1506  R  Street,  N.W.
                                          Washington  DC  20009

     (c)       Citizenship:                            United  States

     (d)       Title  of  Class  of  Securities:       Common  Stock

     (e)       CUSIP  Number:                          None

Item 3. If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

                                                       Not  Applicable

Item  4.        Ownership

     (a)       Amount  beneficially  owned:             300,000  shares
     (b)       Percent  of  Class:                      2.25%
     (c)       Number  of  Shares  as  to  which
               such  person  has:

 (i)    sole power  to  vote  or  to  direct  the  vote           0
 (ii)   shared  power  to  vote  or  to  direct  the  vote        300,000
 (iii)  sole  power  to  dispose  or  to  direct  the
              disposition  of                                     0
 (iv)   shared power  to  dispose  or  to  direct  the
              disposition  of                                     300,000

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class.        X

             If  this  statement  is  being  filed  to  report  the  fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5%
             of  the  class  of  securities,  check  the  following

Item  6.  Ownership  of  More  than  Five  Percent
             on  Behalf  of  Another  Person:                    Not  applicable

Item  7. Identification  and  Classification  of  the
         Subsidiary  Which  Acquired  the  Security
         being  Reported  on  By  the  Parent                    Not  applicable

Item  8. Identification  and  Classification  of
         Members  of  the  Group                                 Not  applicable

      TPG Capital Corporation, of which James M. Cassidy is the controlling shareholder, director and beneficial owner was the holder of the shares.

Item  9.  Notice  of  Dissolution  of Group:                     Not applicable

Item 10.  Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      As described in the Form 10-SB registration statement for Guardian Acquisition Corporation, Guardian Acquisition Corporation was incorporated to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As part of such business combination, the stock of TPG Capital Corporation was redeemed. James M. Cassidy is the beneficial owner of the stock of TPG Capital Corporation.


                                   /s/  James  M.  Cassidy
September 30,  2001

---------------------------------------------------------------
                 Schedule  13G/A               Part  2,  page  2


Item  1(a)      Name  of  Issuer:    Petrocal  Incorporated

       (b)      Address  of  Issuer's  Principal  Executive  Offices:

                           3039  Avenida  de  Los  Arboles
                           Thousand  Oaks,  California  91362

 Item  2(a)      Name  of  Person  Filing:  TPG  Capital  Corporation

     (b)        Address  of  Principal  Business  or,
                if  none,  Residence:
                                                  1504  R  Street,  N.W.
                                                  Washington  DC  20009

     (c)       Citizenship:                       Delaware  corporation

     (d)       Title  of  Class  of  Securities:  Common  Stock

     (e)       CUSIP  Number:                      None

Item  3.        If  statement  is  filed  pursuant  to  Rule  13d-1(b)  or
              13d-2(b)  or  (c),  check  whether  the  person  filing  is:

                                     Not  Applicable

Item  4.        Ownership

     (a)       Amount  beneficially  owned:                  300,000  shares (1)
     (b)       Percent  of  Class:                           0%
     (c)       Number  of  Shares  as  to  which
                 such  person  has:
        (i)   sole  power  to  vote  or  to  direct  the  vote    300,000
        (ii)  shared  power  to  vote  or  to  direct  the  vote  0
        (iii) sole  power  to  dispose  or  to  direct  the
              disposition  of                                     300,000
        (iv)  shared  power  to  dispose  or  to  direct  the
              disposition  of                                     0

    (1) James M. Cassidy is the sole officer and director and controlling shareholder of of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the shares of common stock held by it.


Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class         X

Item  6.  Ownership  of  More  than  Five  Percent
        on  Behalf  of  Another  Person:                  Not  applicable

Item  7.  Identification  and  Classification  of  the
        Subsidiary  Which  Acquired  the  Security  being
        Reported  on  By  the  Parent                     Not  applicable

Item  8.  Identification  and  Classification  of  Members
        of  the  Group                                    Not  applicable

      TPG Capital Corporation, of which James M. Cassidy is the controlling shareholder, director and beneficial owner is the holder of the shares.


Item  9.  Notice  of  Dissolution  of  Group:              Not  applicable

Item  10.  Certification:

    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      As described in the Form 10-SB registration statement for Guardian Acquisition Corporation, Guardian Acquisition Corporation was incorporated to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As part of such business combination, the stock of TPG Capital Corporation which stock was redeemed. James M. Cassidy is the beneficial owner of the stock of TPG Capital Corporation.


                             TPG  CAPITAL  CORPORATION

                              By  /s/  James  M.  Cassidy,  Director

September  30,  2001